UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 August 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")
Voting Rights and Capital

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22nd August 2013

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 21st August 2013, it transferred to participants in its employee share schemes 1,420 Ordinary Shares at a price of €14.79 per Ordinary Share and at prices between £11.55 and £14.4903 per Ordinary Share.

Following the above transactions, CRH plc holds 6,421,856 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 729,410,752.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340
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CRH public limited company
(Registrant)

Date: 22 August 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director